ALJ REGIONAL HOLDINGS, INC.

244 Madison Avenue, PMB #358

New York, NY 10016

May 9, 2016

VIA EDGAR

Katherine Wray, Attorney-Advisor

Bernard Nolan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ALJ Regional Holdings, Inc.

Form 10-12B

Filed February 2, 2016

File No. 001-37689

Dear Ms. Wray and Mr. Nolan,

Reference is made to the Registration Statement on Form 10 (File No. 001-37689) (as amended to date, the “Registration Statement”), filed by ALJ Regional Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”)

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the Company hereby requests that the Registration Statement be declared effective at 4 p.m., Eastern Time, on May 10, 2016, or as soon as is practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

-	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Christopher Forrester of Shearman & Sterling LLP at (650) 838-3772. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Forrester and that such effectiveness also be confirmed in writing.

Very truly yours,

ALJ REGIONAL HOLDINGS, INC.

By:	/s/ T. Robert Christ
T. Robert Christ
Chief Financial Officer

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